Pernod Ricard

02 SEP 10

September 2, 2002

82-3361

AP/DD/298.2002

02049934

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

SUPPL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Encl. : 1page

Pernod Ricard

Pernod Ricard announces completion of sale of BWG

Paris, 23 August 2002 – Pernod Ricard is pleased to announce the completion of the sale of BWG Group for €220 million to Electra Partners Europe following the authorisation of the sale by the Department of Enterprise, Trade and Employment in Ireland.

Pernod Ricard was advised in the sale by Société Générale.

Contacts

Alain-Serge Delaitte / Media — Tel: +33 (0)1 40 76 77 12

Patrick de Borredon / Investor Relations — Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com

Pernod Ricard

02 SEP

September 2, 2002

AP/DD/296.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page

Pernod Ricard

Pernod Ricard, Diageo and Vivendi Universal to finalise the Seagram acquisition

Paris, 08 August 2002 - Pernod Ricard (SICOVAM 12069) confirms that it, with Diageo, has reached agreement with Vivendi Universal on the purchase price adjustment relating to the purchase of Seagram Assets.

At the same time, other subjects linked to the acquisition have been settled, including particularly the consequences of the trade overstocking for which Pernod Ricard receives 20 MUSD.

This results, for Pernod Ricard, in a net payment to be received of approximately 18 MUSD.

Contacts

Alain-Serge Delaitte / Media Tel: +33 (0)1 40 76 77 12

Patrick de Borredon / Investor Relations Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com

Pernod Ricard

02 SEP 10 AM 10:04

September 2, 2002

AP/DD/297.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page

Pernod Ricard

2002 HALF-YEAR SALES

Pernod Ricard – 2002 half-year sales up 18%
– Spirits and Wine up 78%

PARIS, 07 August 2002 - Pernod Ricard (SICOVAM 12069) today reported interim consolidated sales excluding duties and tax of €2,574 million at 30 June 2002, up 18% on first-half 2001.

While the currency effect was a scant -0.5%, consolidation differences were significant, owing to the acquisition of Seagram and the disposal of non-core businesses. Organic growth for the period under review was 3.4%.

Spirits and Wine

The Spirits and Wine division generated consolidated first-half sales (ex duties and tax) of €1,502 million. This represents a sharp 78% rise over first-half 2001 and is consistent with the 75% increase reported in first-quarter 2002.

Half-year sales of Seagram brands amounted to €604 million (of which €250 million in the first quarter). This second-quarter revenue surge reinforces the full-year sales target of €1.5 billion for 2002.

Pernod Ricard's historical brands generated sales of €898 million at 30 June, an organic increase of 4.5% and a slight improvement on the first-quarter's 3.1% rise.

Sales volumes for the twelve key brands were broadly stable:

- The half year 2002 performance of Seagram brands is not comparable to that of the first-half 2001, owing to overstocking in the market (as mentioned earlier).
- Demand in the French market slowed slightly at the end of the second quarter. This is reflected in sales of Ricard, Pastis 51 and Clan Campbell.
- Havana Club (+11%), Jameson (+5%), Jacob's Creek (+15%) continue to post gratifying gains.

Non-core businesses

Sales of the "Fruit Preparations" business amounted to €364 million, compared with €671 million in 2001. The difference is attributable to asset disposals. Excluding currencies and consolidation impacts, activity remained stable, with growth of 0.6%. SIAS MPA, which has been sold to Butler Capital, was consolidated until mid-May 2002.

The "Distribution" division reported sales of €708 million, up 4.9% overall and 4.7% organically. On 18 July 2002, Pernod Ricard and Electra announced the planned disposal of BWG. The deal is subject to approval from the competition authorities.

Conclusions and outlook

Despite a slight slowdown in some European markets in June, the Group's first-half performance is in line with objectives.

Stressing that the first half-year accounts for just 40% of the annual sales of the Spirits and Wine division, Chairman and CEO Patrick Ricard said he was "satisfied with this performance which, barring a sudden downturn in the economic environment, puts the Group on track to reach its targets for 2002". Mr Ricard added: "I am delighted that the process of incorporating Seagram's business is proceeding as planned".

/

Sales split at 30 June 2002 (€ million)

(€ million)	30/06/02		30/06/01		Change	Organic growth	Currency effect	Consol. impact excl Seagram	Consol. impa Seagram
Total, Spirits & Wine	1,502	58%	843	39%	78,1%	4.5%	-1.0%	2.9%	604
Total, Fruit Preparations	364	14%	671	31%	-45,8%	0.3%	-0.2%	-45.9%	
Total, Distribution	708	28%	675	31%	4,9%	4.0%	0.9%		
Total, Group	**2,574**	**100%**	**2,189**	**100%**	**17,6%**	**3.4%**	**-0.5%**	**-12.9%**	**604**

Spirits & Wine, sales split at 30 June 2002 (€ million)

(€ million)	30/06/02		30/06/01		Change	Organic growth	Currency effect	Consol. impact, excl Seagram	Consol. impa Seagram
Spirits & Wine, France	281	19%	262	31%	7.0%	0.3%	0.0%	0.0%	17
Spirits & Wine, Europe	542	36%	370	44%	46.5%	5.9%	0.0%	6.9%	124
Spirits & Wine, America	393	26%	101	12%	290.2%	8.0%	-8.6%	-0.5%	293
Spirits & Wine, ROW	286	19%	110	13%	160,1%	5,8%	0.4%	-0,3%	170
Total, Group	**1,502**	**100%**	**843**	**100%**	**78.1%**	**4.5%**	**-1.0%**	**2.9%**	**604**

	Key brand growth (vol.)	
	H1 2002/2001	MAT 2002/2001 at end June 2002
Jacob's Creek	+15%	+15%
Amaro Ramazzotti	+10%	+11%
Havana Club	+11%	+10%
Clan Campbell	-2%	-1%
Jameson	+5%	+6%
Ricard	-3%	-2%
Pastis 51	-2%	+1%
Chivas	-19%	-17%
Martell	-21%	-17%
Seagram Gin	-8%	-8%
Wild Turkey	-3%	-1%
The Glenlivet	+5%	-1%
Total, 12 key brands	***-1%***	***0%***

Contacts

Alain-Serge Delaitte / Media *Tel: +33 (0)1 40 76 77 12*

Patrick de Borredon / Investor Relations *Tel: +33 (0)1 40 76 77 33*

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com